Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prudential World Fund, Inc.:

We consent to the use of our reports dated December 16, 2019, with respect to the financial statements and financial highlights of PGIM QMA International Equity Fund, PGIM Jennison International Opportunities Fund, and PGIM Jennison Global Opportunities Fund, each a series of Prudential World Fund, Inc., as of October 31, 2019, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

December 23, 2019